UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name: EnTrust Multi-Strategy Master Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

375 Park Avenue, 24th Floor

New York, NY 10152

Telephone Number (including area code):

(212) 888-1040

Name and Address of Agent for Service of Process:

Jill Zelenko

c/o EnTrust Partners LLC

375 Park Avenue, 24th Floor

New York, NY 10152

With Copies of Notices and Communications to:

Richard Horowitz, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    YES  ☒    NO  ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of New York and State of New York on the 8th day of May, 2013.

ENTRUST MULTI-STRATEGY MASTER FUND

By:	/s/ Jill Zelenko
Jill Zelenko
Trustee

Attest:	/s/ Bruce Kahne
Bruce Kahne
General Counsel and Chief Compliance Officer of EnTrust Partners LLC